Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated as of August 12, 2025, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

DURECT CORPORATION

at

$1.75 net per share, in cash, plus one non-tradeable contingent value right for each share, which represents the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, upon the achievement of specified milestones (minus any amount actually paid to option holders under a retention plan in respect of the applicable milestone), by

BHC Lyon Merger Sub, Inc.,

a wholly owned subsidiary of

Bausch Health Americas, Inc.

which is a wholly owned subsidiary of

Bausch Health Companies Inc.

BHC Lyon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“BHA”) and an indirect subsidiary of Bausch Health Companies, Inc., a corporation continued under the laws of the Province of British Columbia (“BHC”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DURECT Corporation, a Delaware corporation (“DURECT”), at a price of $1.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to option holders under the Retention Plan (as defined in the Merger Agreement) in respect of the applicable milestone, as further described in the Offer to Purchase, dated August 12, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Equiniti Trust, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer.

Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary and paying agent for the Offer, will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME,

ON SEPTEMBER 9, 2025 (THE “EXPIRATION TIME”)

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 28, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among BHA, Purchaser, DURECT and, solely for the purposes of Section 6.10 of the Merger Agreement, BHC. The Merger Agreement provides, among other things, that as soon as practicable following (but in no event later than the business day after) the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into DURECT (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by DURECT stockholders, with DURECT continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of BHA. The terms of the Merger Agreement are more fully described in the Offer to Purchase.

The Offer is not conditioned on the receipt of financing; the Offer is, however conditioned on at least one Share more than 50% of the then outstanding Shares being validly tendered and not validly withdrawn and other conditions as set forth in the Offer to Purchase (the “Offer Conditions”).

THE BOARD OF DIRECTORS OF DURECT UNANIMOUSLY RECOMMENDS THAT DURECT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The board of directors of DURECT, among other things, has unanimously (a) determined that it is in the best interests of DURECT and its stockholders, and declared it advisable, for DURECT to enter into the Merger Agreement and consummate the Transactions (as defined in the Offer to Purchase), including the Offer and the Merger, (b) approved the execution and delivery by DURECT of the Merger Agreement, the performance by DURECT of its covenants and agreements contained in the Merger Agreement and the consummation of the Transactions upon the terms and subject to the conditions contained in the Merger Agreement, (c) resolved that the Merger will be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of DURECT accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is permitted or required to extend the Offer. If, as of the then-scheduled Expiration Time, any of the Offer Conditions is not satisfied or has not been waived, we will extend the Offer on one or more occasions for an additional period of up to 10 business days per extension to permit the satisfaction of all Offer Conditions; provided, however, Purchaser will not be required to extend the Offer and the Expiration Time to a date later than the Termination Date (as defined in the Merger Agreement and described in more detail in the Offer to Purchase). Purchaser expressly reserves the right to waive, in whole or in part, any of the Offer Conditions and make any changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of DURECT, Purchaser is not permitted to waive certain Offer Conditions set forth in the Offer to Purchase. If Purchaser extends the Offer, the extension will extend the time that tendering stockholders will have to tender (or withdraw) their Shares. Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 5:00 p.m., New York City time, on the next business day after the previously scheduled Expiration Time.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount (or funds related to the CVRs, as discussed below) for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

At or prior to the Acceptance Time, BHA will execute a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to BHA and DURECT (the “Rights Agent”) governing the terms of the CVRs issued pursuant to the Offer. Neither Purchaser nor BHA will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of certificates for such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstance will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn after 60 days from the commencement of the Offer. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the DTC to be credited with the withdrawn Shares. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act. See Section 4 —“Withdrawal Rights” of the Offer to Purchase for additional information.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of BHA, Purchaser, DURECT, the Depositary, D.F. King & Co. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Pursuant to Section 251(h) of the DGCL and due to the obligations of Purchaser, BHA and DURECT pursuant to the Merger Agreement to effect the Merger following the consummation of the Offer, we expect the Merger to occur following the consummation of the Offer without a “subsequent offering period” (as defined in Rule 14d-1 of the Exchange Act). The Merger Agreement does not permit a subsequent offering period for the Offer without DURECT’s prior written consent.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

DURECT has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of DURECT as of August 12, 2025 provided to Purchaser by DURECT and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger.

The Offer to Purchase, the Letter of Transmittal and the other related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent at its telephone numbers and address set forth below. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Except as set forth in the Offer to Purchase, none of BHC, BHA or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co.

28 Liberty Street, 53rd Floor

New York, NY 10005

Stockholders may call toll free:

(800) 628-8528

Banks and Brokers may call collect:

(212) 596-7578

August 12, 2025